November 18, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mark Brunhofer, Senior Staff Accountant Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation Form 10-K for the Fiscal Year Ended July 31, 2009 Form 10-Q/A for the quarterly period ended January 31, 2010 File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated November 4, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 and the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2010.  As noted in our responses below, the Company proposes to make revisions in response to the Staff’s comments in Amendment No. 2 to the Company’s Quarterly Report on Form 10-Q/A for the period ended October 31, 2009 (the “Amended Q1 Report”) and Amendment No. 2 to the Company’s Quarterly on Form 10-Q/A for the period ended January 31, 2010 (the “Amended Q2 Report” and, together with the Amended Q1 Report, the “Amended Reports”).

For ease of reference, we have set forth below the Staff's comments followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amended Reports.

Form 10-Q/A for the quarterly period ended January 31, 2010 filed June 11, 2010

Item 4.  Controls and procedures
Evaluation of Disclosure Controls and Procedures, page 29

1.
We acknowledge your response to our previous comment four.  Please clarify for us why you believe your disclosure controls and procedures were effective at the end of your first and second quarters of fiscal 2010.  In your response, please address the following additional comments:

•
Please clarify how your initial interpretation of the new guidance in ASC 815-40-15 did not require liability treatment.  It is unclear as to your basis for your initial interpretation given that it was specifically adopted to clarify the initial guidance from EITF 01-6.

•
Please clarify your rationale for asserting that your initial interpretation of the new guidance was “consistent with the generally prevailing interpretation in effect in the accounting industry at the time you prepared the financial statements” when firms and publications addressed the accounting for down-round provisions before the effective date.

•
Please explain to us why you characterize the guidance in Example 9 at ASC 815-40-55-33 and 55-34 as relatively obscure when it is presented with equal prominence with all other examples.  Given that the guidance in this example is directly on point, it appears that you may have overlooked or ignored this guidance in assessing its applicability on your financial statements.  Please explain how this is indicative of exercising reasonable judgment in the context of assessing your disclosure controls and procedures when you are required to assess the applicability of all new accounting guidance.

•
Please tell us the name of the outside accounting firm you used to assess the applicability of new accounting guidance.  Please tell us whether this firm is registered with the PCAOB and what experience it has with US GAAP, in general, and specifically with the accounting for derivatives.  Please explain to us how you assess whether they are technically proficient with existing and new guidance.

•
Please explain to us the nature of the interpretive guidance you assert that staff of the Commission provided you.  We merely referred you to Example 9 at ASC 815-40-55-33 and 55-34 which provides an interpretation of the guidance in ASC 815-40-15-7 through 15-71.

Response:

The Company has considered the Staff's comments on the Company's evaluation of disclosure controls and procedures, which constitute the Commission's third set of comments on this topic.  The Company’s management and the Audit Committee of the Company’s Board of Directors have determined that the Company will restate its quarterly reports for the interim periods ended October 31, 2009 and January 31, 2010.  Below are the revisions we intend to make in the Amended Q2 Report.  We propose to make identical revisions to the Amended Q1 Report and to file the Amended Reports in their entirety.

* * * * *

 Explanatory Note, page 2 of Amended Q2 Report

GENEREX BIOTECHNOLOGY CORPORATION
FORM 10-Q/A

EXPLANATORY NOTE

Generex Biotechnology Corporation (the "Company") is filing this Amendment No. 2 (this "Amendment No. 2") to its Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2010 (the "Original Report "), which was originally filed on March 10, 2010 and which was amended by Amendment No. 1 on June 11, 2010 (“Amendment No. 1”), to address comments from the staff of the Securities and Exchange Commission (the “Staff”).  The Company is filing this Amendment No. 2 to restate Item 4. Controls and Procedures to indicate that the Company’s Principal Executive Officer and Principal Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of January 31, 2010.

Except as discussed above, the Company has not modified or updated disclosures presented in Amendment No. 1.  Accordingly, this Amendment No. 2 does not reflect events occurring after the filing of the Original Report or Amendment No. 1, nor does it modify or update those disclosures affected by subsequent events or discoveries.  It also does not affect information contained in the Original Report which was not impacted by the restatements in Amendment No. 1 or Amendment No. 2.  Events occurring after the filing of the Original Report or other disclosures necessary to reflect subsequent events have been or will be addressed in the Company's reports filed subsequent to the Original Report.

This Amendment No. 2 should be read in conjunction with the Company's filings made with the Securities and Exchange Commission subsequent to the filing of the Original Report, including any amendments to those filings.

Item 4. Controls and Procedures of Amended Q2 Report

Item 4. Controls and Procedures (Restated)

Evaluation of Disclosure Controls and Procedures

Prior to the filing of this Quarterly Report on Form 10-Q, an evaluation was performed under the supervision of and with the participation of Generex’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of Generex’s disclosure controls and procedures. Based on the evaluation, the CEO and CFO have concluded that, as of January 31, 2010, Generex’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Generex in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to Generex’s management, as appropriate, to allow timely decisions regarding required disclosure.

Subsequent to the date of that evaluation, management, including Generex’s interim President and Chief Executive Officer and our CFO, have re-evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of the end of the period covered by this report and have concluded that Generex’s disclosure controls and procedures were not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Our disclosure controls and procedures were not effective because of the material weakness arising from accounting errors following the application of FASB ASC 815-40-15 to the Company on August 1, 2009 that resulted in the reclassification of certain warrants to a liability in the three-month period ended January 31, 2010 and adjustments to fair value at the end of such period.  Based on the impact of the aforementioned accounting errors, the Company determined to restate our consolidated financial statements as of January 31, 2010.

The Company has taken the following steps that we believe will remediate the deficiencies in disclosure controls and procedures that are identified above:

•
In June 2009, we added a new member to our internal accounting staff at the level of Vice President, Finance, who has extensive experience in financial reporting of SEC reporting companies and who is active in the review and preparation of our financial reporting documents.

•
In conjunction with the quarterly and annual technical review of our consolidated financial statements by our outside accounting firm (other than our independent auditors), we review all recent Accounting Standard Updates (“ASU’s”) to determine if there are any ASU’s which need to be applied to the Company’s financial statements.  We also have our outside accounting firm review and prepare updates to the “Effects of Recent Accounting Pronouncements” note to the financial statements and have asked that accounting literature related to ASU’s be diligently reviewed in the future.

•
On a quarterly and annual basis, we review and complete a current version of a GAAP disclosure checklist and verify that we have addressed all applicable items on the checklist.  We ask our independent registered public accounting firm to provide the checklist to us to ensure that we have the most current version available.

We believe that the foregoing steps will remediate the significant deficiencies identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended January 31, 2010, there were no changes in Generex’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Generex’s internal control over financial reporting.

* * * * * *

The Company proposes to file the Amended Reports prior to filing its Quarterly Report on Form 10-Q for the period ended October 31, 2010.

The name of the outside accounting firm that the Company used to assess the applicability of new accounting guidance is WithumSmith+Brown, PC.  This firm is registered with the PCAOB.

* * *

Please do not hesitate to contact me at telephone number 416.364.2551, extension 234 or by email at rperri@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Rose C. Perri

Rose C. Perri
Chief Operating Officer and Chief Financial Officer

cc:	Stephen Fellows, Vice President Finance Gary Miller, Esq.